

March 18, 2013

<u>Via E-Mail</u>
Jeffrey R. Feeler
President and Chief Operating Officer
US Ecology, Inc.
300 E. Mallard Dr., Suite 300
Boise, Idaho 83706

> **Re: US Ecology, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 1, 2013**
> **File No. 333-187001**
> **Registration Statement on Form S-4**
> **Filed March 1, 2013**
> **File No. 333-187003**

Dear Mr. Feeler:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please incorporate by reference all reports, including those on Form 8-K, filed pursuant to Section 13(a) or 15(d) of the Exchange Act since December 31, 2012, the end of the fiscal year covered by the annual report. See the Form S-3 and the Form S-4 instructions.

2. We note that your Form 10-K for the year ended December 31, 2012 incorporates its part III information from your proxy statement, which is not yet filed. Please note that until the Part III information is disclosed, either in an amended Form 10-K or the proxy statement to be filed, we will not be in a position to declare this registration statement effective. Please refer to the Division's C&DI Question 123.01 of the Securities Act Forms located at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

Cc: Via E-Mail
        Stephen M. Leitzell